Filed by Identix Incorporated
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Identix Incorporated
Subject Company’s Exchange Act
File No. 001-09641

Media Contacts:	Frances Zelazny, +1 201 332-9213 or frances.zelazny@identix.com Meir Kahtan, +1 212 699-6065 or mkahtan@rcn.com
Investor Contact:       Damon Wright, +1 952-979-8485 or damon.wright@identix.com
IDENTIX RECEIVES $3.3 MILLION IN NEW ORDERS
TO UPGRADE AND EXPAND FINGERPRINT LIVE SCAN NETWORKS
MINNETONKA, MINNESOTA — June 28, 2006 — Identix Incorporated (Nasdaq: IDNX) announced the receipt of new purchase orders over the past few weeks with a total value of approximately $3.3 million for the delivery of Identix TouchPrint® Enhanced Definition ten-print and full hand live scan systems. The orders are from federal agencies and state and local law enforcement agencies that are upgrading and expanding existing live scan networks. Customers select Identix’ TouchPrint Enhanced Definition live scan because the systems employ technologies that take into account subjects with different size fingers and skin colors, sweaty fingers and users rolling fingers at different speeds. Customers benefit from the production of clear, crisp fingerprint images with virtually no distortion or false minutiae that can be caused by smudging and smearing. Because the systems are designed to maintain consistent image quality over time, and have no moving parts in the optics deck and no silicon pads or coatings to change, customers received maximum reliability and minimal downtime, lowering their total overall cost of ownership. Identix expects to recognize revenue related to these purchase orders over the course of the next three months.
Last week Identix announced the introduction of its latest live scan product targeted at customers with dual requirements for slap and roll fingerprinting in a very small and lightweight form factor (6 inch by 6 inch and less than five pounds). The Identix TouchPrint Enhanced Definition 4100 Slap & Roll live scan system, which is expected to be ready for shipping in September 2006, is designed to meet the size and weight standards set forth by the Department of Homeland Security for its border management initiatives and is being marketed towards border management agencies worldwide and other entities that must meet specific size and weight requirements for their identity management implementations.
Identix President & CEO Dr. Joseph J. Atick commented, “We believe Identix continues to lead the live scan market in image quality and technological innovation. These efforts are being rewarded with the receipt of new orders across our existing and targeted customer base. With last week’s new product introduction, Identix has further added to its suite of live scan offerings to help ensure that we are addressing all current and future live scan markets worldwide, including US VISIT, law enforcement, border security, civil programs, travel ID, voter registration and validation, and countless others.”
Identix and TouchPrint are trademarks or registered trademarks of Identix Incorporated in the United States and other countries.

About Identix Incorporated
Identix Incorporated (Nasdaq:IDNX) is the world’s leading multi-biometric technology company. Identix provides fingerprint, facial and skin biometric technologies, as well as systems, and critical system components that empower the identification of individuals in large-scale ID and ID management programs. The Company’s offerings include live scan systems and services for biometric data capture, mobile systems for on-the-spot ID, and backend standards-based modules and software components for biometric matching and data mining. Identix products are used to conduct background checks, speed travel and commerce via secure identification documents, prevent identity fraud in large-scale government and civil ID programs, and control access to secure areas and networks. With a global network of partners, such as leading system integrators, defense prime contractors and OEMs, Identix serves a broad range of markets including government, law enforcement, gaming, finance, travel, transportation, corporate enterprise and healthcare.
More information on Identix can be accessed via the Company web site at http://www.identix.com.
Forward-Looking Statements
The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on the Company’s current expectations and beliefs and are subject to a number of risks and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Risks and uncertainties include, without limitation, those related to: the availability of funding from government and other customers; the readiness of customers to accept delivery of products on a timely basis; the ability of the Company to achieve targeted levels of hardware, software and related component mix; the ability of the Company to timely complete a full suite of end to end AFIS capabilities and successfully compete in that marketplace; the ability of the Company to win and successfully implement on a growing number of large scale biometrics programs domestically and internationally; and increasing levels of competition. In addition, such risks and uncertainties include, among others, the following risks: that the merger with Viisage Technology will not close, that the regulatory or shareholders approval will not be obtained, that the closing will be delayed, that customers and partners will not react favorably to the merger, integration risks, the risk that the combined companies may be unable to achieve cost-cutting synergies, and other risks described in Identix’ and Viisage’s Securities and Exchange Commission filings, including the Registration Statement on Form S-4 to be filed with the SEC in connection with the transaction, Identix’ Annual Report on Form 10-K for the year ended June 30, 2005 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and Viisage’s Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarters ended April 3, 2005, July 3, 2005 and October 2, 2005 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Neither Identix nor Viisage undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release. Given the expected timeline of the Company’s pending merger with Viisage, the Company does not currently expect to report, as a standalone company, operating results for its fiscal 2006 fourth quarter. Accordingly, the Company has not provided any forward looking financial expectations.
Additional Information and Where to Find It
Investors and security holders of both Identix and Viisage are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information. Identix and Viisage expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission’s web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Identix or Viisage by directing such requests to the companies.
Participants In Solicitation
Viisage, Identix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Viisage’s participants is set forth in the proxy statement dated, November 21, 2005, for Viisage’s special meeting of shareholders held on December 16, 2005 as filed with the SEC on Schedule 14A. Information concerning Identix’ participants is set forth in the proxy statement, dated October 6, 2005, for Identix’ 2005 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Viisage and Identix in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.
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